UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan for Legacy Fleet and MBNA (formerly The Bank of America 401(k) Plan for Legacy Fleet)

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

THE BANK OF AMERICA 401(k) PLAN

FOR LEGACY FLEET AND MBNA

(FORMERLY THE BANK OF AMERICA 401(k)

PLAN FOR LEGACY FLEET)

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2007 AND 2006

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Index to Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-19

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets	20-23

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet):

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan for Legacy Fleet and MBNA (Formerly The Bank of America 401(k) Plan for Legacy Fleet) (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 6, 2008

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets

Investments, at fair value
Money market and interest bearing cash	$89,014,283	$24,316,149
Mutual funds	2,641,155,666	2,056,879,916
Common and collective trusts	21,798,139	20,662,709
Common stocks	844,781,342	962,264,901
Investment contracts	739,252,933	673,876,207
Wrap contracts	(1,815)	380,386
Other investments	56,442,673	31,860,488

Total investments	4,392,443,221	3,770,240,756
Accrued dividends and interest receivable	1,758,322	1,383,540
Employer contribution receivable	5,295,388	3,396,636
Employee contribution receivable	4,185,361	3,160,314
Transfer due from MBNA Corporation 401(k) Plus Savings Plan merger	—	891,750,300
Transfer due from the Nexstar Financial Corporation 401(k) Plan merger	—	15,764,711
Due from broker for securities sold	269,798	—
Other receivable	724,230	740,301

Total assets	4,404,676,320	4,686,436,558

Liabilities
Due to broker for securities purchased	17,712,337	5,125,953
Other payable	150,021	22,500

Total liabilities	17,862,358	5,148,453

Net assets reflecting all investments at fair value	4,386,813,962	4,681,288,105
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	2,122,450	6,362,688

Net assets available for benefits	$4,388,936,412	$4,687,650,793

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions

Investment (loss) income
Net (depreciation) appreciation in fair value of investments (Note 6)	$(329,458,104)	$266,948,169
Interest	46,339,905	36,598,339
Dividends	49,938,348	39,173,053
Investment income from registered investment companies	216,464,660	115,098,710
Other income	2,111	171,316

Total investment (loss) income	(16,713,080)	457,989,587

Contributions
Employees	160,063,007	120,419,919
Employer	87,195,353	59,459,962

Total contributions	247,258,360	179,879,881

Total additions	230,545,280	637,869,468

Deductions

Benefits paid to plan participants	527,405,324	457,498,188
Trustee and administrative fees (Note 2)	1,606,551	802,637
Other expense	247,786	22,479

Total deductions	529,259,661	458,323,304

Net (decrease) increase before mergers and transfers	(298,714,381)	179,546,164
Transfer due from MBNA Corporation 401(k) Plus Savings Plan merger	—	891,750,300
Transfer due from the Nexstar Financial Corporation 401(k) Plan merger	—	15,764,711

Net (decrease) increase	(298,714,381)	1,087,061,175

Net assets available for benefits
Beginning of year	4,687,650,793	3,600,589,618

End of year	$4,388,936,412	$4,687,650,793

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan for Legacy Fleet and MBNA (formerly The Bank of America 401(k) Plan for Legacy Fleet) (the Plan), is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans that have merged into the Plan.

Plan Sponsor and Participating Employers

Bank of America Corporation (the Corporation) is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan sponsored by the Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with 19 investment alternatives. These investment alternatives are the Stable Asset Fund, the Bank of America Corporation Common Stock Fund, which invests primarily in the Corporation’s common stock, and 17 investment alternatives that invest, respectively, in the following mutual funds: the Columbia Large Cap Value Fund, the Columbia Core Bond Fund, the Columbia Large Cap Index Fund, Columbia Multi-Advisor International Equity Fund, the

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Investment Alternatives

Columbia Marsico Focused Equities Fund, the Columbia Small Cap Index Fund, the Columbia Mid Cap Index Fund, the Columbia LifeGoal® Income & Growth Portfolio, the Columbia LifeGoal® Balanced Growth Portfolio, the Columbia LifeGoal® Growth Portfolio, the Batterymarch U.S. Small Cap Equity Portfolio, the Western Asset Core Bond Portfolio, the Vanguard® Total Stock Market Index Fund, the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio. The Vanguard® Total Stock Market Index Fund was exchanged for the Vanguard® Institutional Total Stock Market Index Fund Institutional Plus effective June 22, 2007.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

Plan Trustee

Bank of America, N.A. is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, annual pre-tax contributions for 2007 and 2006 were limited to $15,500 and $15,000, respectively, for participants who are below age 50. Additional contributions of $5,000 in 2007 and 2006 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $87,195,353 and $59,459,962 for 2007 and 2006, respectively.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code, disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan for Legacy Fleet (the Pension Plan) if their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions, as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of their pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan. Loan interest is credited to the investment funds of the participant making the payment.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Loans to Participants

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan or (ii) if greater, the highest outstanding balance of any other loan from the Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4% to 11% and 6% to 11% for loans held by the Plan during 2007 and 2006, respectively.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan the repayment period can be up to 180 months.

Mergers and Acquisitions

MBNA Corporation (MBNA) merged with the Corporation effective January 1, 2006.

Effective December 31, 2006, the MBNA Corporation 401(k) Plus Savings Plan (MBNA Plan) and the Nexstar Financial Corporation 401(k) Plan were merged into the Plan. Total assets transferred to the Plan as of December 31, 2006 were $891,750,300 and $15,764,711, respectively.

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

2.	Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Mutual funds are valued at the net asset value of the fund units owned.

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A., the Trustee, a wholly-owned indirect subsidiary of the Corporation.

Participant loans are valued at cost, which approximates market as determined in good faith by Bank of America, N.A., the Trustee.

Investment contracts are stated at fair market value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits (see Note 5: Investment Contracts). As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

All other investments are valued at fair value as of the end of the Plan year, based on quoted market prices. The fair market values of investments that do not have readily ascertainable market values have been estimated by the Bank of America, N.A., the Trustee.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

2.	Summary of Significant Accounting Policies (Continued)

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Bank of America, N.A. Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 19 investment alternatives to participants. Some of these investment alternatives are primarily invested in mutual funds from the Columbia Funds mutual fund families, which are administered and advised by certain affiliates of the Corporation. The affiliates are Marsico Capital Management, LLC (MCM), and Columbia Management Advisors (CMA), which are all part of the Columbia Management Group, the primary asset management division of the Corporation. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Asset Fund, a separately managed account that is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company, LLC. Effective December 14, 2007, MCM is no longer an affiliate.

Reclassifications

Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2007. Investments at December 31, 2007 and 2006 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2007	2006
Bank of America Corporation Common Stock	$844,779,315	$962,262,332
Columbia Large Cap Index Fund	267,437,368	*
Columbia Mid Cap Index Fund	301,623,752	*
Growth Fund of America	377,741,696	235,736,969
Dodge & Cox Stock Fund	539,906,256	496,546,391
Fidelity Diversified International Fund	325,192,467	248,605,165

* Investment was below 5% of the Plan’s net assets at year end.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Investment Contracts

The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.86% and 4.98%, respectively, for 2007 and 4.85% and 4.92%, respectively, for 2006. The average yield credited to participants was 4.80% for both 2007 and 2006. The fair market values of these investment contracts reported in aggregate for the Stable Asset Fund were $823,314,081 and $704,650,831 as of December 31, 2007 and 2006, respectively.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

The Stable Asset Fund contains Traditional, Separate Account Fixed Maturity Synthetic, and Constant Duration Synthetic Guaranteed Investment Contracts. These are described below.

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (GICs) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, Fixed Maturity Synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor Standish Mellon has engaged to provide fixed income prices on a monthly basis.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish Mellon or its clients have engaged to provide investment services.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

a) Employer- initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;

b) Employer communications designed to induce participants to transfer from the fund;

c) Competing fund transfer or violation of equity wash or equivalent rules in place;

d) Changes of qualification status of employer or plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

All contracts are benefit responsive unless otherwise noted.

	2007
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract
Fixed Maturity Synthetic
Monumental Life Insurance Company	AAA/Aaa	$75,736,712	$(19,651)	$149,596
Rabobank	AAA/Aaa	8,350,018	(375)	30,178
Royal Bank of Canada	AAA/Aaa	34,837,629	—	216,785
Natixis Financial Products, Inc.	AAA/Aaa	34,182,660	1,722	(734,965)
State Street Bank	AAA/Aa2	22,569,761	972	54,782

Constant Duration Synthetic
AIG Financial Products	AA/Aa2	12,913,130	1,960	40,729
AIG Financial Products	AA/Aa2	2,301,897	494	(78,062)
AIG Financial Products	AAA/Aaa	36,114,944	13,186	141,217
AIG Financial Products	AA/Aa2	80,184,939	(15,733)	2,038,946
Natixis Financial Products, Inc.	AA/Aa2	11,847,203	—	37,408
Natixis Financial Products, Inc.	AA+/Aa1	84,154,599	30,459	188,486
Natixis Financial Products, Inc.	AA+/Aa1	17,033,109	(2,916)	55,875
State Street Bank	AA+/Aa1	27,289,319	(4,672)	95,127
J P Morgan Chase Bank	AA/Aa2	30,578,038	—	91,897
Pacific Life	AAA/Aaa	88,129,789	—	279,830
Rabobank	AA/Aa2	26,092,088	3,960	87,109
Rabobank	AAA/Aaa	13,315,644	—	43,094
Rabobank	AA/Aa2	19,379,243	8,494	(266,841)
Royal Bank of Canada	AA-/Aa2	47,383,454	—	(251,516)
Transamerica	AA/Aa2	44,680,588	(19,715)	(281,256)
Transamerica	AAA/Aaa	22,178,169	—	77,718

Total Investment Contracts		739,252,933	(1,815)	2,016,137

Collective Investment Trusts
Mellon	AA+/Aa1	21,798,139	—	106,313

Columbia Fund Investment-Money Market
Columbia Cash Reserves, Capital Class		62,264,824	—	—

Total		$823,315,896	$(1,815)	$2,122,450

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

	2006
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract
Guaranteed Investment Contracts
Genworth Life	AA-/Aa3	$6,874,379	$—	$648
Hartford Life Insurance Company	AA-/Aa3	13,727,168	—	—
MetLife Insurance Company	AA/Aa2	8,214,437	—	1,115
New York Life	AA+/Aaa	4,530,568	—	880

Fixed Maturity Synthetic
Monumental Life Insurance Company	AAA/Aaa	82,848,474	9,222	1,175,814
Rabobank	AAA/Aaa	11,818,609	2,267	204,175
Royal Bank of Canada	AAA/Aaa	34,487,626	20,646	556,649

Constant Duration Synthetic
AIG Financial Products	AA/Aa2	22,229,871	9,410	(228,936)
AIG Financial Products	AA/Aa2	12,265,556	5,547	82,174
AIG Financial Products	AAA/Aaa	33,933,950	33,893	509,313
AIG Financial Products	AA/Aa2	76,474,782	44,902	1,865,474
IXIS Financial Products, Inc.	AA+/Aa1	79,579,934	81,642	583,997
IXIS Financial Products, Inc.	AA/Aa2	11,251,697	3,393	78,959
J P Morgan Chase Bank	AA/Aa2	29,045,518	8,760	206,531
Pacific Life	AAA/Aaa	82,825,767	55,093	1,186,677
Rabobank	AA/Aa2	18,333,780	23,219	(251,111)
Rabobank	AAA/Aaa	12,511,428	8,324	180,244
Rabobank	AA/Aa2	24,788,206	11,214	176,729
Royal Bank of Canada	AA-/Aa2	45,014,368	31,003	(319,717)
Transamerica	AA/Aa2	42,274,339	17,981	(231,726)
Transamerica	AAA/Aaa	20,845,750	13,870	303,212

Total Investment Contracts		673,876,207	380,386	6,081,101

Collective Investment Trusts
Mellon	AA+/Aa1	20,662,709	—	281,587

Columbia Fund Investment-Money Market
Columbia Cash Reserves, Capital Class		9,731,529	—	—

Total		$704,270,445	$380,386	$6,362,688

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

Reconciliation of adjustment from fair value to contract value:

	2007	2006
Beginning balance	$6,362,688	$7,179,343
Decrease of fair value to contract value	(4,240,238)	(816,655)

Ending balance	$2,122,450	$6,362,688

6.	Net (Depreciation) Appreciation in Fair Value of Investments

For the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in fair value by $(329,458,104) and $266,948,169, respectively, as follows:

	2007	2006
Mutual funds	$(78,662,912)	$129,612,376
Common stocks	(250,795,571)	134,400,398
Other investments	379	2,935,395

Net (depreciation) appreciation in fair value of investments	$(329,458,104)	$266,948,169

7.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

8.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

8.	Related Party Transactions (Continued)

MCM (up until December 14, 2007) and CMA are non-bank affiliates of the Corporation and provide advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia Funds are purchased at net asset value. At December 31, 2007 and 2006, the Plan held investments in the Columbia Fund Family of $1,093,534,964 and $769,296,703, respectively.

	2007	2006
Columbia Fund – Money Market
Columbia Cash Reserves, Capital Class	$89,014,283	$24,316,149

	89,014,283	24,316,149

Columbia Fund – Fixed Income
Columbia Core Bond Fund	97,455,445	99,283,836

	97,455,445	99,283,836

Columbia Fund – Equity
Columbia Mid Cap Index Fund	301,623,752	197,787,229
Columbia Multi-Advisor International Equity Fund	31,146,855	10,508,195
Columbia Large Cap Index Fund	267,437,368	165,636,650
Columbia Small Cap Index Fund	34,726,690	20,104,669
Columbia Large Cap Value Fund	208,907,422	224,886,696
Columbia Marsico Focused Equities Fund	29,313,730	13,351,046
LifeGoal Balanced Growth Portfolio	11,018,652	4,752,129
LifeGoal Growth Portfolio	17,437,105	6,293,802
LifeGoal Income and Growth Portfolio	5,453,662	2,376,302

	907,065,236	645,696,718

Total Columbia Fund Family	$1,093,534,964	$769,296,703

Investment income from the Columbia Funds totaled $78,124,604 and $38,677,772 for the years ended December 31, 2007 and 2006.

At December 31, 2007 and 2006, the Plan held investments in the Bank of America Corporation Common Stock valued at $844,779,315 and $962,262,332, respectively.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

8.	Related Party Transactions (Continued)

The Plan earned dividends of $49,938,308 and $39,173,003 for the Bank of America Corporation common stock held during the years ended December 31, 2007 and 2006, respectively.

For the years ended December 31, 2007 and 2006, the Plan paid direct expenses to the Trustee totaling $150,941 and $127,964, respectively.

9.	Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving a determination letter but the Committee believes that the Plan continues to qualify as a tax-exempt defined contribution plan, and the Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan’s qualified status.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per financial statements	$4,388,936,412	$4,687,650,793
Benefit obligations payable	(997,836)	(522,802)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,122,450)	(6,362,688)

Net assets available for benefits per Form 5500	$4,385,816,126	$4,680,765,303

The following is a reconciliation of investment (loss) income per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Total investment (loss) income per the financial statements	$(16,713,080)	$457,989,587
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,122,450)	(6,362,688)

Total investment (loss) income per Form 5500	$(18,835,530)	$451,626,899

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

	Year Ended December 31
	2007	2006
Benefits paid to plan participants per the financial statements	$527,405,324	$457,498,188
Add: Benefit obligations payable at end of year	997,836	522,802
Less: Benefit obligations payable at beginning of year	(522,802)	—

Benefits paid to plan participants per Form 5500	$527,880,358	$458,020,990

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Subsequent Events

•

On October 1, 2007, the Company acquired all the outstanding shares of ABN AMRO North America Holding Company. Effective April 7, 2008, the ABN AMRO Group 401(k) Retirement Savings Plan was merged into the Plan. The total amount to be transferred as of April 7, 2008 was approximately $963,000,000.

•	Effective April 7, 2008, the Plan’s name was changed to the Bank of America 401(k) Plan for Legacy Companies.

•

Beginning January 1, 2008, the following changes were made to the Plan’s investment alternatives. Ten LifePath target-date retirement funds, managed by Barclays Global Investors, were added as investment alternatives, and the Columbia LifeGoal® Income & Growth Portfolio, the Columbia LifeGoal® Balanced Growth Portfolio and the Columbia LifeGoal® Growth Portfolio were removed as investment alternatives.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

Notes to Financial Statements

December 31, 2007 and 2006

12.	Litigation

On June 24, 2005, three former employees of MBNA filed a lawsuit in the United States District Court for the District of Delaware against MBNA, MBNA’s Pension and 401(k) Plan Committee, and certain directors and officers of MBNA. The lawsuit is a purported class action brought on behalf of participants in the MBNA Plan. The complaint alleges that defendants breached various fiduciary duties under ERISA by allowing a substantial portion of the MBNA Plan’s assets to be invested in MBNA common stock and by failing to disclose to MBNA Plan participants certain information regarding MBNA’s financial condition. The lawsuit is based on the following facts. On January 21, 2005, MBNA disclosed its 2005 earnings objective. After MBNA disclosed its objective, trends in MBNA’s U.S. credit card business declined and, on April 21, 2005, MBNA announced that management believed MBNA’s 2005 earnings would be “significantly below” its objective. MBNA’s stock price dropped following this announcement. In connection with the foregoing facts, the lawsuit alleges that the defendants breached their fiduciary duties under ERISA to the MBNA Plan Participants and beneficiaries by offering MBNA common stock as an investment option, purchasing MBNA common stock for the MBNA Plan, holding MBNA common stock in the MBNA Plan, monitoring the MBNA Plan’s investment in MBNA common stock, and communicating information concerning MBNA’s financial performance to MBNA Plan participants and beneficiaries. The plaintiff seeks unspecified monetary and equitable relief, including reasonable attorneys’ fees. On January 9, 2006, defendants moved to dismiss the complaint in its entirety. The Court denied that motion on July 6, 2007. The parties are proceeding with discovery, and the trial in the action is scheduled to begin on January 12, 2009. The Corporation denies all claims made in the lawsuit and intends to defend the matter vigorously.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value

	Money Market and Interest Bearing Cash

*	Columbia	Capital Class	89,014,283	units	$89,014,283

	Total Money Market and Interest Bearing Cash				89,014,283

	Mutual Funds

	American Funds	Growth Fund of America	11,110,050	units	377,741,696
*	Columbia	Core Bond Fund	9,255,028	units	97,455,445
*	Columbia	Multi-Advisor International	1,784,920	units	31,146,855
*	Columbia	Large Cap Value Fund	15,226,489	units	208,907,422
*	Columbia	Marsico Focused Equities Fund	1,169,275	units	29,313,730
*	Columbia	Large Cap Index Fund	9,426,767	units	267,437,368
*	Columbia	Lifegoal Balanced Growth Portfolio	898,016	units	11,018,652
*	Columbia	Lifegoal Growth Portfolio	1,160,153	units	17,437,105
*	Columbia	Lifegoal Income & Growth Portfolio	504,502	units	5,453,662
*	Columbia	Mid Cap Index Fund	25,626,487	units	301,623,752
*	Columbia	Small Cap Index Fund	1,802,112	units	34,726,690
	Dodge & Cox	Stock Fund	3,905,007	units	539,906,256
*	Fidelity	Diversified International Fund	8,150,187	units	325,192,467
*	Fidelity	Real Estate Investment Portfolio	712,616	units	18,513,760
	Legg Mason	Batterymarch US Small Cap Fund	13,431,670	units	128,944,037
	Vanguard	Total Stock Market Index Fund - Institutional	1,438,961	units	45,888,456
	Western Asset	Core Bond Portfolio	18,372,898	units	200,448,313

	Total Mutual Funds				2,641,155,666

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a)	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
	Common and Collective Trusts

	Mellon	Stable Value Pooled Fund	21,904,452	units		$21,798,139

	Total Common and Collective Trusts					21,798,139

	Common Stocks

	Aerovias De Mexico Sa	Common Stock	1,000	shares		26
*	Bank of America Corporation	Common Stock	20,474,535	shares		844,779,315
	Commerce One Inc	Common Stock	30	shares		4
	Consolidated Silver Tusk Mines	Common Stock	5,100	shares		153
	Corp Mexicana Aviacion Sa	Common Stock	28	shares		1
	Epresence Inc	Common Stock	100	shares		1
	Neurotech Dev Corp	Common Stock	24,545	shares		2
	NMC Inc	Common Stock	11,000	shares		55
	PCCW Ltd	Common Stock	1,290	shares		766
	Prime Cap Corp	Common Stock	1,000	shares		1
	Progress Energy Inc	Common Stock	50	shares		17
	Seagate Technology	Common Stock	300	shares		300
	Select Software Tools Ltd	Common Stock	10,000	shares		2
	Tri-Lite Inc	Common Stock	1,119	shares		699

	Total Common Stocks					844,781,342

	Investment Contracts

	AIG Financial Products	Guaranteed Investment Contract 656150; 6.090%			$2,301,897
	AIG Financial Products	Wrapper Contract			494

	Total AIG Financial Products					2,302,391

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	( e ) Current Value
	AIG Financial Products	Guaranteed Investment Contract 656151; 4.910%	$12,913,130
	AIG Financial Products	Wrapper Contract	1,960

	Total AIG Financial Products			$12,915,090
	AIG Financial Products	Guaranteed Investment Contract 656152; 5.360%	36,114,944
	AIG Financial Products	Wrapper Contract	13,186

	Total AIG Financial Products			36,128,130
	AIG Financial Products	Guaranteed Investment Contract 656153; 4.840%	80,184,939
	AIG Financial Products	Wrapper Contract	(15,733)

	Total AIG Financial Products			80,169,206
	J P Morgan Chase Bank	Guaranteed Investment Contract AFLEET401k; 4.840%		30,578,038
	Monumental Life Insurance Company	Guaranteed Investment Contract MDA00694TR; 4.600%	75,736,712
	Monumental Life Insurance Company	Wrapper Contract	(19,651)

	Total Monumental Life Insurance Company			75,717,061
	Natixis Financial Products, Inc.	Guaranteed Investment Contract 1920-01; 5.080%	84,154,599
	Natixis Financial Products, Inc.	Wrapper Contract	30,459

	Total Natixis Financial Products Inc.			84,185,058
	Natixis Financial Products, Inc.	Guaranteed Investment Contract 1920-02; 4.890%		11,847,204
	Natixis Financial Products, Inc.	Guaranteed Investment Contract 1920-03; 5.150%	17,033,109
	Natixis Financial Products, Inc.	Wrapper Contract	(2,916)

	Total Natixis Financial Products Inc.			17,030,193
	Natixis Financial Products, Inc.	Guaranteed Investment Contract 1920-04; 4.540%	34,182,660
	Natixis Financial Products, Inc.	Wrapper Contract	1,722

	Total Natixis Financial Products Inc.			34,184,382
	Pacific Life Insurance Company	Guaranteed Investment Contract G26920.01.0001; 5.230%		88,129,789
	Rabobank	Guaranteed Investment Contract FBF060201; 5.600%	19,379,243
	Rabobank	Wrapper Contract	8,494

	Total Rabobank			19,387,737
	Rabobank	Guaranteed Investment Contract FBF060202; 5.250%		13,315,644

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan for Legacy Fleet and MBNA

(Formerly The Bank of America 401(k) Plan for Legacy Fleet)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	( e ) Current Value
	Rabobank	Guaranteed Investment Contract FBF060203; 4.870%	$26,092,088
	Rabobank	Wrapper Contract	3,960

	Total Rabobank			$26,096,048
	Rabobank	Guaranteed Investment Contract FBF060204; 4.160%	8,350,018
	Rabobank	Wrapper Contract	(375)

	Total Rabobank			8,349,643
	Royal Bank of Canada	Guaranteed Investment Contract FleetBoston02; 5.150%		47,383,454
	Royal Bank of Canada	Guaranteed Investment Contract FleetBoston05; 4.680%		34,837,629
	State Street	Guaranteed Investment Contract # 106043; 5.150%	27,289,319
	State Street	Wrapper Contract	(4,672)

	Total State Street			27,284,647
	State Street	Guaranteed Investment Contract # 106044; 4.670%	22,569,760
	State Street	Wrapper Contract	972

	Total State Street			22,570,732
	Transamerica	Guaranteed Investment Contract TDA77009TR; 5.450%	44,680,588
	Transamerica	Wrapper Contract	(19,715)

	Total Transamerica			44,660,873
	Transamerica	Guaranteed Investment Contract TDA77010TR; 5.230%		22,178,169

	Total Investment Contracts			739,251,118

	Other Investments

*	Participant Loans	Interest rates ranging from 4.00% to 11.00%		56,442,673

	Total Other Investments			56,442,673

	Total			$4,392,443,221

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

Exhibit Index

Exhibit No.
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.